FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 1st, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

ACQUISITION OF INTEREST IN

SIERRA CHATA AND PARVA NEGRA ASSETS

Buenos Aires, March 1st, 2007 - Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces that Petrobras Energía S.A. acquired from ConocoPhillips (NYSE:COP) its 25.67% and 52.37% interest in  Sierra Chata and Parva Negra assets, respectively. The acquisition price is US$77.6 million. The acquisition was structured through the purchase of Burlington Resources Argentina Holdings Limited, a company organized in Bermuda and holder of the interest mentioned above.

Prior to this acquisition, Petrobras Energía S.A. already had an interest in and was the operator of both assets. As a result of this acquisition, Petrobras Energía S.A.’s interest in Sierra Chata and Parva Negra increased to 45.5523% and 100%, respectively.

Sierra Chata is a natural gas producing field in the Neuquén Basin, with total proved reserves (according to the Securities and Exchange Commission Regulations) of 56 million barrels of oil equivalent as of December 31, 2006, and with significant probable and possible reserves. Sales volumes of natural gas in 2006 were 2.8 million cubic meters per day.

Parva Negra is a lot adjacent on the north to Sierra Chata block having two drilled wells with natural gas shows. The lot potential will be assessed during 2007 through 420 km2 of 3D seismic works and drilling of step out wells.

This acquisition, in line with the Company’s strategic objective to grow in oil and gas production, accounts for an increase in interest in two gas assets with high growth potential, for which Petrobras Energía S.A. already has the relevant experience and know-how both in technical and natural gas marketing terms.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 03/01//2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney